SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2025

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine-Month and Three-Month Periods Ended September 30, 2025

On November 19, 2025, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine-month and three-month periods ended September 30, 2025 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2025 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2025, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to OPC’s plans, expectations and strategy, including construction and development projects and OPC’s development pipeline (including CPV Group LP and its investees (“CPV Group”)), including their respective portfolios of projects in various stages of development and construction, the expected start of construction and completion date of projects and estimated cost of and investment in projects, agreements to acquire or dispose of projects, expected financing of projects, and decisions to proceed or to not proceed with projects in various stages of development, statements with respect to the possibility of expansion of its activities in the area of generation and supply of electricity and energy in additional geographic regions and the stage of development and expectations of such projects, including expected commercial operation date, and the total volume (in MW), grid connection, carbon capture potential, and other statements relating to other expectations about these projects, statements on the financing of the Basin Ranch project including the terms of financing for both the Basin Ranch project and purchase of GE stake, statements regarding the proposed update in the structure of the electricity tariff in Israel and other statements with regard to tariffs and virtual suppliers, statements regarding characteristics of projects including sources of funding, expected project construction costs, timelines, contracting, expected maintenance work and expected timing and impact of plant shutdowns, availability of plants, including the reduction of operations to identify potential defects, and commercial operation of plants, agreements and expected agreements with tax equity partners, expected tax benefits, the capacity prices published by the PJM and the expected impact on CPV Group’s results, and pricing methodology, expectations with respect to interest rates, statements regarding the war in Israel and expected impact on OPC, statements regarding the forecasted electricity and natural gas prices for 2025, 2026 and 2027 and underlying assumptions and expected electricity margin, capacity tariff and revenues including secured capacity revenues for the rest of 2025, and capacity auctions and expected impact on CPV Group’s revenues and expected timing of future capacity auctions, and the scope of energy hedges, plans for hedging electricity margins and expected generation and net hedged energy margin for 2025 and 2026, and the impact of weather events and conditions, statements on the negotiations for increasing and/or exchanging holdings in some of CPV Group’s power plants, and the status and/or payment terms of the acquisition or disposal of stakes in the existing portfolio projects, including expected completion date and expected accounting impact, the NYISO and ISO-NE markets capacity payments and availability prices, the impact of seasonal fluctuations in tariffs, carbon emissions regulation and the expected impact on CPV Group, gas supply agreements, plans and agreements for supply of electricity, and statements with respect to the industry and market and potential and proposed regulatory and political developments and expected impact on OPC, the impact of seasonality, the Electricity Authority tariffs, development of the Hadera 2 and Ramat Bekka projects in preparation towards financial close during 2026, partnership with Migdal in connection with the development of gas-powered generation projects, additional bank financing to be used for bond repayments, statements regarding the expected value of profit sharing compensation plans for employees, statements regarding the expected impact of U.S. Government laws, rules, policies and orders including tariffs and customs duty, and legislative changes with respect to renewable activities and projects, on CPV Group’s business, recently published regulations in Israel and potential impact on OPC, potential investments and investment opportunities in the renewable energy sector and other non-historical statements. These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements.

Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of projects, risks as to the feasibility of projects with carbon capture potential, the risk that OPC (including CPV Group) may fail to develop or complete projects or any other planned transactions as planned (including risks as to the actual cost and characteristics of projects and other transactions) or at all, the risk that tenders are not successful and that development projects do not proceed to construction, risks of delays in projects or higher than expected costs, risks relating to grid connection, risks relating to financing of construction and development projects, risks relating to government orders, policies, laws and new and existing regulations, changes and proposed changes to regulations including tariff structure, risks relating to license requirements and regulatory decisions, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices and natural gas prices in the U.S. and Israel including the risk that prices may differ from the forecasts included in OPC’s report and the impact of hedging arrangements of CPV Group, risks relating to the war in Israel and other regional instabilities and any impact on OPC and its business including the ability to obtain insurance, risks with respect to potential acquisitions or other investments by OPC and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise. Capitalized terms used but not defined herein shall have the meanings given to them in OPC’s Periodic Report.

* * *

OPC’s Periodic Report has been prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained. Statements of intent, goals, plans and similar expressions included in OPC’s Periodic Report are those of OPC and/or CPV Group and not of Kenon.

Exhibits

99.1
OPC Energy Ltd. - Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2025, as published on November 19, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. - Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2025, as published on November 19, 2025 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 19, 2025	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer